

April 27, 2012

Via E-mail
James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

> **Re:** **DNA Precious Metals, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 16, 2012**
> **File: 333-178624**

Dear Mr. Chandik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise your cover page to make clear that there is no assurance as to the amount of proceeds that may be raised in your offering as no minimum amount is required to be sold.

Use of Proceeds, page 17

2. Please revise the disclosure to indicate the order of priorities of uses if less than all the securities to be offered are sold. Also discuss the company's plans if substantially less than the maximum proceeds are received. See Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 19

3. Please revise the disclosure to indicate the dilution per share if 75%, 50%, and 25% of the shares are sold.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 21

Plan of Operations for Fiscal Year 2012, page 24

4. We note your statement that "We will focus our efforts on securing the required permits, improving the current infrastructure and constructing our mill. In furtherance thereof," There appears to be words missing in this paragraph. Please complete your disclosure in your plan of operations for Fiscal Year 2012.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.